UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Meridian Insurance Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Shares
                                  -------------
                         (Title of Class of Securities)


                                   589644-10-3
                                   -----------
                                 (CUSIP Number)


                                  Norma J. Oman
                        Meridian Mutual Insurance Company
                             2955 N. Meridian Street
                        Indianapolis, Indiana 46208-4788
                                 (317) 931-7000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:
                               Stephen J. Hackman
                                   Ice Miller
                               One American Square
                                    Box 82001
                        Indianapolis, Indiana 46282-0002
                                 (317) 236-2100

                                October 25, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
               statement on Schedule 13G to report the acquisition
            which is the subject of this Schedule 13D, and is filing
          this schedule because of Sections 240.13d-1(3), 240.13d-1(f)
                  or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

                              CUSIP NO. 589644-10-3


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Meridian Mutual Insurance Company      # 35-0913391
        ---------------------------------      ------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)[ ]
                                                           (B)[X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

        WC, OO
        ------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Indiana
        -------


NUMBER OF SHARES BENEFICIALLY OWNED
-----------------------------------

7.   SOLE VOTING POWER

         0
        ---

8.   SHARED VOTING POWER
        3,811,500
        ---------

9.   SOLE DISPOSITIVE POWER
         0
        ---


10.  SHARED DISPOSITIVE POWER
        3,811,500
        ---------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,811,500
        ---------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES  |X|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        48.6%
        -----

14.  TYPE OF REPORTING PERSON
        IC
        --

                        ITEMS 1 THROUGH 7 OF SCHEDULE 13D
                                       FOR
                        MERIDIAN MUTUAL INSURANCE COMPANY

     This Schedule 13D relates to the beneficial ownership of Common Shares of Meridian Insurance Group, Inc., an Indiana corporation (the "Issuer" or "MIGI"), by Meridian Mutual Insurance Company (hereinafter also referred to as "Meridian Mutual" or the "Reporting Person").


ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the Common Shares of the Issuer. The Issuer's principal executive offices are located at 2955 North Meridian Street, Indianapolis, Indiana 46206.


ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Meridian Mutual, an Indiana mutual insurance company. The principal offices of Meridian Mutual are located at 2955 North Meridian Street, Indianapolis, Indiana 46206. Certain information with respect to the Directors and Executive Officers of Meridian Mutual is set forth on Schedule A and incorporated herein by reference.

     Neither Meridian Mutual nor any person listed in Schedule A attached hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither Meridian Mutual nor any person listed in Schedule A attached hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

     Neither the filing of this Schedule 13D nor the entering into the Voting Agreement shall be deemed to be an admission that Meridian Mutual and State Auto comprise a "group" within the meaning of Section 13(d)(3) of the Security and Exchange Act of 1934 (the "Act") or Rule 13d-5(b)(1) promulgated thereunder. Meridian Mutual expressly disclaims the existence of a group and any membership in any group within the meaning of Section 13(d)(3) of the Act or Rule 13d-5(b)(1) promulgated thereunder of the Issuer.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Meridian Mutual directly owns 3,811,500 Common Shares of the Issuer. All of the Issuer's shares were acquired when Meridian Mutual incorporated the Issuer in 1986. Through subsequent stock dividends, the number of Common Shares of the Issuer has since then been increased to its current number. The Issuer remained a wholly-owned subsidiary of Meridian Mutual until March, 1987. At that time, the Issuer sold Common Shares in a public offering. This reduced Meridian Mutual's ownership in the Issuer from 100 percent to approximately 65 percent. The Issuer completed a second public offering of Common Shares in 1993, further reducing Meridian Mutual's percentage ownership in the Issuer to approximately
46.8 percent of its then outstanding Common Shares. Meridian Mutual's percentage ownership increased to its current level of 48.6 percent as a result of certain repurchases of Common Shares by the Issuer.

     Meridian Mutual may be deemed to have acquired beneficial ownership of 470,680 Common Shares owned by State Auto (as defined in Item 4) by virtue of the Voting Agreement (as defined and described in Item 4). Meridian Mutual expressly disclaims beneficial ownership of any Common Shares of the Issuer held by State Auto. The Voting Agreement was entered into as a condition to State Auto entering into the Merger Agreements (as defined and described in Item 4).


ITEM 4.  PURPOSE OF TRANSACTION.

     On October 25, 2000, State Automobile Mutual Insurance Company, an Ohio mutual insurance company ("State Auto"), MIGI Acquisition Corp., an Indiana corporation ("MergerCo") and the Issuer entered into an Agreement and Plan of Merger (the "MIGI Merger Agreement") providing for the merger (the "MIGI Merger") of MergerCo with and into the Issuer on the terms and conditions stated therein. Such conditions include, among other things, the approval of the MIGI Merger Agreement and the MIGI Merger by the affirmative vote of shareholders of the Issuer owning a majority of the outstanding Common Shares. As a condition to State Auto entering into the Merger Agreements (as defined below), Meridian Mutual, the largest shareholder of the Issuer, entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") with State Auto. Pursuant to the Voting Agreement, Meridian Mutual has agreed (i) to vote, or cause to be voted, for the approval of the MIGI Merger Agreement and the MIGI Merger at any meeting of shareholders of the Issuer called for that purpose, all of the Common Shares that Meridian Mutual is entitled to vote, whether held by Meridian Mutual on the date of such agreement or subsequently acquired, and (ii) to vote, or cause to be voted, such shares against the approval of any agreement providing for a merger or other business combination transaction of the Issuer with a party other than State Auto and its subsidiaries; provided that the foregoing obligations will be suspended if the Issuer's Board of Directors, subject to full compliance with the terms of the MIGI Merger Agreement, resolves not to recommend, and does not recommend, to the shareholders that they approve the MIGI Merger Agreement and the MIGI Merger, or withdraws its recommendation that they do so. In furtherance of the foregoing, Meridian Mutual, pursuant to the Voting Agreement, also appointed State Auto, acting through its designated officers, its proxy to vote all of its Common Shares with respect to the approval of the MIGI Merger Agreement and the MIGI Merger at any meeting of shareholders of the Issuer. Pursuant to the Voting Agreement, Meridian Mutual also agreed not to transfer its Common Shares except as State Auto might otherwise agree. As of the date of the Voting Agreement, Meridian Mutual held and had sole voting power with respect to 3,811,500 Common Shares. At such time, such Common Shares represented 48.6% of the outstanding Common Shares of the Issuer. The purpose of the Voting Agreement is to facilitate approval of the MIGI Merger Agreement and the MIGI Merger by the Issuer's shareholders.

     Under the terms of the MIGI Merger Agreement, MergerCo will be merged with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of State Auto. In connection with the MIGI Merger, the Common Shares held by Meridian Mutual, the Issuer, State Auto, and MergerCo will be cancelled, with no consideration being exchanged for such Common Shares. Under the MIGI Merger
Agreement, shareholders other than the Issuer, State Auto, MergerCo, and Meridian Mutual are entitled to receive $30.00 per Common Share held by such shareholder. The Board of Directors of State Auto and the Issuer have approved the MIGI Merger Agreement.

     In addition to the MIGI Merger Agreement, on October 25, 2000, Meridian Mutual entered into an Agreement to Merge with and into State Auto (the "Mutual Merger Agreement" and together with the MIGI Merger Agreement, the "Merger Agreements") providing for the merger (the "Mutual Merger" and together with the MIGI Merger, the "Mergers") of Meridian Mutual with and into State Auto on the terms and conditions stated therein. As a result of the Mergers, (a) the operations of Meridian Mutual and State Auto will be combined, with State Auto as the surviving corporation of the Mutual Merger, (b) the Issuer will become a wholly-owned subsidiary of State Auto, and (c) the public shareholders of the Issuer will receive $30.00 per share in cash. Each Merger is conditioned upon consummation of the other Merger, receipt of insurance regulatory approvals and receipt of antitrust clearance. In addition, the MIGI Merger must be approved by the shareholders of the Issuer, and the Mutual Merger must be approved by the policyholders of Meridian Mutual and State Auto and re-approved by the board of directors of each party. The MIGI Merger Agreement also provides for the payment of a break-up fee or liquidated damages to State Auto or liquidated damages to the Issuer if the MIGI Merger Agreement is terminated under certain circumstances.

     The foregoing descriptions of the MIGI Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are filed as exhibits to this
Schedule 13D and are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth, as of the date of this filing, the aggregate number and percentage of Common Shares of the Issuer beneficially owned by Meridian Mutual and each of its Directors and Executive Officers. Each person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares indicated unless otherwise set forth in the notes to the table.

     Person                       Number of Shares          Percentage of Class
     ------                       ----------------          -------------------

     Meridian Mutual                4,282,180 (1)                  48.6%

     Directors:

     Norma J. Oman                    180,728 (3)                   2.30%
     Ramon L. Humke                    24,339 (2)                     *
     John T. Hackett                   12,248 (2)                     *
     Douglas W. Huemme                  3,354 (8)                     *
     Martha D. Lamkin                   8,964 (2)                     *
     G. Benjamin Lantz, Jr.             8,705 (2)                     *
     James D. Price                    24,763 (2)(4 )(9)              *
     Sarah W. Rowland                   8,948 (2)                     *

     Officers:

     Steven R. Hazelbaker              45,281 (5)                     *
     Carl W. Buedel                    46,492 (7)                     *
     Timothy J. Hanrahan               39,787 (6)                     *
     Joyce K. Wright                   25,940 (10)                    *
     William C. Paumen                  1,650 (11)                    *
     Joel E. Brown                     12,951 (12)                    *
     James H. Lyon                     28,751 (13)                    *
     Margo A. Townsend                 33,858 (14)                    *
     Steven E. English                      0                         *
     Susan C. Bowron-White              3,117 (15)                    *


* The asterisk means this person beneficially owns less than one percent of the Issuer's outstanding Common Shares.

     (1) Includes 470,680 Common Shares of the Issuer held by State Auto as to which Meridian Mutual has no voting or investment power and disclaims beneficial ownership. Meridian Mutual also disclaims the existence of a "group" with respect to the Common Shares of the Issuer held by State Auto.

     (2) This number includes options to purchase 7,260 Common Shares granted under MIGI's 1994 Outside Director Stock Option Plan.

     (3) This number includes 141,814 Common Shares Ms. Oman has the option to purchase under MIGI's Incentive Stock Plans.

     (4)  This number includes 2,420 Common Shares held by Mr. Price's spouse.

     (5)  This number  includes  39,833  Common  Shares Mr.  Hazelbaker  has the
          option  to   purchase   under   MIGI's   Incentive   Stock  Plans  and
          approximately 1,116 Common Shares held by the MIGI 401(k) Plan.

     (6) This number includes 24,261 Common Shares Mr. Hanrahan has the option to purchase under MIGI's Incentive Stock Plans.

     (7) This number includes 28,561 Common Shares Mr. Buedel has the option to purchase under MIGI's Incentive Stock Plans.

     (8) This number includes options to purchase 2,420 Common Shares granted under MIGI's 1994 Outside Director Stock Option Plan.

     (9) This number includes 1,210 Common Shares held under a retirement account for the benefit of Mr. Price.

     (10) This number includes 12,197 Common Shares Ms. Wright has the option to purchase under MIGI's Incentive Stock Plans.

     (11) This number includes 1210 Common Shares Mr. Paumen has the option to purchase under MIGI's Incentive Stock Plans.

     (12) This number includes 12,329 Common Shares Mr. Brown has the option to purchase under MIGI's Incentive Stock Plans and approximately 402 Common Shares held by the MIGI 401(k) Plan

     (13) This number includes 25,085 Common Shares Mr. Lyon has the option to purchase under MIGI's Incentive Stock Plans.

     (14) This number includes 24,462 Common Shares Ms. Townsend has the option to purchase under MIGI's Incentive Stock Plans.

     (15) This number  includes  2,420 Common  Shares Ms.  Bowron-White  has the
          option  to   purchase   under   MIGI's   Incentive   Stock  Plans  and
          approximately 343 Common Shares held by the MIGI 401(k) Plan.

(b) Pursuant to the proxy granted by Meridian Mutual in the Voting Agreement, Meridian Mutual and State Auto may be deemed to have the shared power to vote, or to direct the vote of, an aggregate of 3,811,500 Common Shares of the Issuer.

     Pursuant to the proxy granted by Meridian Mutual in the Voting Agreement, Meridian Mutual and State Auto may be deemed to have the shared power to dispose, or to direct the disposition of, an aggregate of 3,811,500 Common Shares of the Issuer.

(c) Within the past 60 days, the sum of $779 has been withheld from the salary of Mr. Steven R. Hazelbaker, Executive Vice President and Chief Operating Officer of the Issuer, with which the Issuer's 401(k) Plan has purchased approximately 43 Common Shares for the benefit of Mr. Hazelbaker.

     To the knowledge of Meridian Mutual, except as described in the previous paragraph and except as disclosed in Item 4 of this Schedule 13D, none of the entities or persons named in Item 2 of this Schedule 13D has effected any transaction in the Issuer's securities in the past 60 days.

(d) To the knowledge of Meridian Mutual, except as contemplated by the Voting Agreement, Meridian Mutual has retained all rights in respect of its Common Shares of the Issuer, including, presumably, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     Meridian Mutual disclaims the power to vote, or the power to direct the vote of, any Common Shares of the Issuer other than those identified in this Schedule 13D.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as  indicated  in the  discussion  set forth in other  items of this
Schedule 13D, which discussion is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between Meridian Mutual and any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   Exhibit
     No.                              Description
   -------                            -----------

     1 Voting Agreement and Irrevocable Proxy dated as of October 25, 2000, by and among State Automobile Mutual Insurance Company and Meridian Mutual Insurance Company.

     2 Agreement and Plan of Merger dated as of October 25, 2000, by and among State Automobile Mutual Insurance Company, MIGI Acquisition Corp., and Meridian Insurance Group, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2000


                                   MERIDIAN MUTUAL INSURANCE COMPANY



                                   By: /s/ Norma J. Oman
                                       -----------------------------------------
                                       Name:    Norma J. Oman
                                       Title:   President

                                   SCHEDULE A


     The following table sets forth the name, business address, present principal occupation or employment of each Director and Executive Officer of Meridian Mutual, and the name, principal business and address of any corporation or organization in which such employment is carried on. Each individual named below is a citizen of the United States of America.

                                                        Present Principal
    Name and Address                                 Occupation or Business
    ----------------                                 ----------------------

Norma J. Oman                                Ms. Oman has served as President,  Chief
President, Chief Executive Officer           Executive  Officer,  and a  director  of
Meridian Insurance                           Meridian Mutual since 1990. Ms. Oman has
P.O. Box 1980                                served  as  President,  Chief  Executive
Indianapolis, IN  46206                      Officer   and   director   of   Meridian
                                             Insurance  Group,  Inc.   (property  and
                                             casualty insurance provider) since 1991.
                                             Ms.  Oman is also a director of Meridian
                                             Security  Insurance  Company  and  Lilly
                                             Industries, Inc.

Ramon L. Humke                               Mr.  Humke has served as Chairman of the
President and Chief Operating Officer        Board of  Directors  of Meridian  Mutual
Indianapolis Power & Light Co.               since  1992.  He has  also  served  as a
P.O. Box 1595                                director  of Meridian  Insurance  Group,
Indianapolis, IN  46206-1595                 Inc.,  since 1987,  and as its  Chairman
                                             since  1992.  Mr.  Humke  has  been  the
                                             President, Chief Operating Officer and a
                                             director of Indianapolis Power and Light
                                             Company (retailer of electric  services)
                                             since 1990. Mr. Humke is also a director
                                             of IPALCO Enterprises, Inc.

 John T. Hackett                             Mr.  Hackett  has  served as a member of
 Managing General Partner                    the  Board  of   Directors  of  Meridian
 CID Equity Partners                         Mutual since 1981.  Mr. Hackett has been
 One American Square, Suite 2850             a Managing General Partner of CID Equity
 Box 82074                                   Partners,  L.P., a venture capital firm,
 Indianapolis, IN 46282                      since 1991. Mr. Hackett also serves as a
                                             director  of Meridian  Insurance  Group,
                                             Inc., Ball Corporation,  Irwin Financial
                                             Corporation, Waterlink, Inc., and Wabash
                                             National Corporation.

 Douglas W. Huemme                           Mr.  Huemme has served as a director  of
 Chairman and Chief Executive Officer        Meridian Mutual since 1998.  Since prior
 Lilly Industries, Inc.                      to  1995,   Mr.  Huemme  has  served  as
 200 W. 103rd Street                         Chairman and Chief Executive  Officer of
 Indianapolis, IN 46290                      Lilly  Industries,  Inc., a manufacturer
                                             of  industrial  coatings  and  specialty
                                             chemical products.



Martha D. Lamkin                             Ms.  Lamkin has served as a director  of
Executive Vice President, Corporate Affairs  Meridian  Mutual since 1988.  Ms. Lamkin
USA Group                                    serves  as  Executive  Vice   President,
30 S. Meridian Street                        Corporate   Affairs  for  USA  Group,  a
Indianapolis, IN  46204                      financial   information  and  management
                                             service  provider  for  the  educational
                                             industry.

G. Benjamin Lantz, Jr.                       Retired.
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

James D. Price                               Mr.  Price has served as a member of the
President,  Investments  for  Prudential     Board of  Directors  of Meridian  Mutual
Prudential Securities, Inc.                  since  1987.  Mr.  Price is a First Vice
201 N. Illinois, Suite 2100                  Securities Incorporated,  a full-service
Indianapolis, IN  46204                      brokerage  firm. He has also served as a
                                             director  of Meridian  Insurance  Group,
                                             Inc., since 1998.

Sarah W. Rowland                             Ms.  Rowland  has  served as a member of
The Rowland Associates, Inc.                 the  Board  of   Directors  of  Meridian
701 East New York Street                     Mutual since 1986. Ms. Rowland was Chief
Indianapolis, IN  46202                      Executive  Officer  of  Rowland  Design,
                                             Inc., an Indianapolis, Indiana, interior
                                             design  and space  planning  firm,  from
                                             1993 to 1999,  and she has been chairman
                                             of its board of  directors  since  1993.
                                             She  also  is  a  director  of  Meridian
                                             Insurance  Group,   Inc.,   Indianapolis
                                             Power  and  Light   Company  and  IPALCO
                                             Enterprises, Inc.

Steven R. Hazelbaker                         Executive Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

Carl W. Buedel                               Senior Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206


                                     - 2 -

Timothy J. Hanrahan                          Senior Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

Joyce K. Wright                              Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

William C. Paumen                            Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

Joel E. Brown                                Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

James H. Lyon                                Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

Margo A. Townsend                            Vice President of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

Steven E. English                            Treasurer of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206

Susan C. Bowron-White                        Secretary of the Issuer
Meridian Insurance
P.O. Box 1980
Indianapolis, IN  46206


                                               EXHIBIT INDEX


                                                                            If Incorporated by Reference,
 Exhibit                                                                     Document with which Exhibit
   No.                         Description                                       was Previously Filed
 -------                       -----------                                  -----------------------------

   1       Voting Agreement and Irrevocable Proxy dated as of October           Contained herein.
           25, 2000, by  and  among State Automobile Mutual Insurance
           Company and Meridian Mutual Insurance Company.

   2       Agreement and Plan of Merger dated as of October 25, 2000,           Contained herein.
           by and among State  Automobile  Mutual Insurance  Company,
           MIGI Acquisition Corp., and Meridian Insurance Group, Inc.
